Exhibit 99.1

News Release #48/2012
2012-10-18

Baja Mining Reports No Damages to Boleo Project Due to Hurricane Paul

Vancouver, October 18, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) informs that its 49% owned company Minera y Metalúrgica del Boleo S.A. de C.V. (“MMB”) has resumed its normal activities after the passage of hurricane “Paul” in the Baja California Sur region.

Construction and mining activities at the Boleo project were precautionarily suspended on Tuesday, October 16 2012 for less than 24 hours. Neither injuries nor significant damages were reported and regular operation resumed on Wednesday, October 17 2012.

The MMB Crisis Management Team was prepared for activities to be undertaken before, during and after the hurricane. Priority was given to MMB’s personnel and facilities as well as the town of Santa Rosalia.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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